United States Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of April 2003
DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F [X] Form 40-F [ ]
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes [ ] No [X]
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):82-_________.)

TABLE OF CONTENTS

1. Press Release of Dialog Semiconductor Plc dated April 11, 2003:
”Retirement of Non Executive Director”

2. Press Release of Dialog Semiconductor Plc dated April 17, 2003:
”Notice of Annual General Meeting”

3. Press Release of Dialog Semiconductor Plc dated April 17, 2003:
”Decrease in individual shareholding”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC
Date April 23, 2003	By /s/ ROLAND PUDELKO Roland Pudelko Executive Director, CEO and President

1. “Retirement of Non Executive Director”

Kirchheim/Teck-Nabern, April 11, 2003 –Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG), announces the retirement of Tord Martin Wingren from the Board of Directors with immediate effect. Mr. Wingren has recently been given responsibility for Technology Strategies within the Wireless Area of the Ericsson Group and prior to this appointment was President of Ericsson Mobile Platforms AB. He joined the Board of Directors of Dialog Semiconductor PLC in March 1998. The Chairman of Dialog expresses his gratitude to Mr. Wingren for his contribution as a Director of the Company.

2. “Notice of Annual General Meeting”

NOTICE IS HEREBY GIVEN that a General Meeting of Dialog Semiconductor Plc will be held at Chichester House, 278-282 High Holborn, London WC1V 7HA on Thursday, 15th May 2003 at 9.00 a.m. for the purpose of transacting the following business:

To consider, and if thought fit, to pass the following Resolutions which will be proposed as ORDINARY RESOLUTIONS.

RESOLUTION 1 - Receipt of the UK GAAP compliant report and accounts

To receive the Company’s UK GAAP compliant audited accounts for the year ended 31st December 2002 together with the last directors’report, the last directors’remuneration report and the auditors’report on those accounts and the auditable part of the remuneration report. The directors do not propose to declare a dividend.

RESOLUTION 2 - Directors’Remuneration Report

THAT the directors’remuneration report and the remuneration policy set out in the UK GAAP compliant audited accounts of the Company for the year ended 31st December 2002 be and they are hereby approved.

RESOLUTION 3 - Receipt of the US GAAP compliant report and accounts

To receive the Company’s US GAAP consolidated financial statements for the year ended 31st December 2002 together with the auditors report on those financial statements.

RESOLUTION 4 - Reappointment of the Auditors

THAT KPMG LLP be and are hereby reappointed Auditors of the Company to hold office until the next Annual General Meeting at which accounts are laid before the Company.

RESOLUTION 5 - Authority to agree the Auditors’remuneration

THAT the Directors be and they are hereby authorised to agree the remuneration of the Auditors.

RESOLUTION 6 - Re-election of John McMonigall as Director of the Company

THAT John McMonigall retiring pursuant to Article 82 of the Company’s Articles of Association (hereinafter every reference to an “Article”shall mean an Article of the Company’s Articles of Association) be and he is hereby re-elected a Director of the Company.

RESOLUTION 7 - Re-election of Jan Tufvesson as Director of the Company

THAT Jan Tufvesson retiring pursuant to Article 82 be and he is hereby re-elected a Director of the Company.

RESOLUTION 8 –Section 80 Authority to allot shares

THAT the directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the “Act”) to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £1,500,000 provided that this authority is for a period expiring at the Company’s next Annual General Meeting but the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.

To consider, and if thought fit, to pass the following Resolution which will be proposed as a SPECIAL RESOLUTION.

RESOLUTION 9 - Disapplication of pre-emption rights

THAT the Directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities for cash pursuant to the authority conferred by Article 6.1 and resolution 8 above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) otherwise than pursuant to sub-paragraph (a) above up to an aggregate nominal amount of £220,345 and shall expire on the conclusion of the next Annual General Meeting of the Company after the passing of this resolution or fifteen months from the date of this resolution, whichever is earlier, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired and in this resolution the expression “equity securities”and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

By Order of the Board
Tim Anderson
Secretary

April 2003

Dialog Semiconductor Plc
Chichester House
278-282 High Holborn
London WC1V 7HA

Notes:

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy or more than one proxy to attend and vote instead of him or her. A proxy need not be a member.

In order to make voting for shareholders easier, Dialog Semiconductor Plc has appointed an Independent Proxy Agent to exercise shareholders’voting rights according to their written instructions at the AGM 2003.

1) Proxy

In order to exercise voting rights by proxy or through the Independent Proxy Agent, go to http://www.dialog-semiconductor.com/agm2003/ where shareholders will find further information and the proxy form. In addition to completing the proxy form shareholders must register for the meeting no later than 48 hours prior to the meeting. In order to register shareholders must instruct their depository bank to send their deposit receipt to Clearstream Banking AG, Börsenplatz 7-11, D-60313 Frankfurt, Fax: +49 (0)69-50955-4447. Shareholders will then receive an admission ticket to the AGM which they should give to their proxy.

The Independent Proxy Agent at the AGM will be Martina Zawadzki who may be contacted by email during the course of the proceedings: dialog@art-of-conference.de.

2) Personal Attendance

Shareholders wishing to attend the AGM should register for the meeting no later than 48 hours prior the meeting. In order to register shareholders must instruct their depository bank to send their deposit receipt to Clearstream Banking AG, Börsenplatz 7-11, D-60313 Frankfurt, Fax: +49 (0)69-50955-4447. Shareholders will then receive an admission ticket to the AGM.

3. “Decrease in individual shareholding”

In a series of purchases, The Capital Group Companies Inc and its affiliates decreased the number of shares in which they have an interest to 6,599,056 ordinary shares of Dialog Semiconductor Plc, representing 14.9% (thereof Capital Research and Management Company 7.8%). Apax Partner, The Capital Group Companies Inc, and ADTRAN Inc, own 11,795,793 (representing 26.8%), 6,599,056 (14.9%) and 2,520,960 (5.7%) ordinary shares of Dialog Semiconductor Plc, respectively. The Capital Group Companies Inc acts as investment manager and investment advisor to a large number of portfolio management clients and has sold the shares in this capacity. The Capital Group Companies Inc is not the beneficial owner of the shares.

This press release is a matter of public record only.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal component and system level solutions for wireless communications, automotive and industrial applications. Dialog’s innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on standard product and high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001. As of January 1, 2003 Dialog Semiconductor was admitted to the Prime Standard segment of the Frankfurt Stock Exchange.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Straße 95
D-73230 Kirchheim/Teck - Nabern
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	birgit.hummel@diasemi.com
Internet	www.dialog-semiconductor.com